SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                         WESTPORT RESOURCES CORPORATION
                 (FORMERLY KNOWN AS BELCO OIL & GAS CORPORATION)
  ______________________________________________________________________________
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
  ______________________________________________________________________________
                         (Title of Class of Securities)

                                    961418100
  ______________________________________________________________________________
                      (CUSIP Number of Class of Securities)

                              C/O HOWARD L. BOIGON
                         WESTPORT RESOURCES CORPORATION
                              1670 BROADWAY STREET
                                   SUITE 2800
                             DENVER, COLORADO 80202
                                 (303) 573-5404
  ______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                              KENNETH S. WITT, ESQ.
                             GREENBERG TRAURIG, LLP
                          1200 17TH STREET, SUITE 2400
                             DENVER, COLORADO 80202
                                 (303) 572-6500

                                 October 1, 2003
  ______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.  [   ]

The total number of shares of Common Stock (as defined herein) reported herein is 11,000,000, which constitutes 16% of the total number of shares outstanding as of September 30, 2003. Ownership percentages set forth herein assume that at October 1, 2003, there were 67,268,264 shares of Common Stock of Issuer (as defined herein) outstanding, 2,930,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"), outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 shares of Common Stock per share of Preferred Stock.

                         (continued on following pages)


                              (Page 1 of 11 Pages)

CUSIP No. 961418100                   13D/A                   Page 2 of 11 Pages
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS:  MEDICOR FOUNDATION

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:  N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO(SEE ITEM 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      LIECHTENSTEIN
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         11,000,000 SHARES (SEE ITEM 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- (1) (SEE ITEM 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                     11,000,000 SHARES (SEE ITEM 5)
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,000,000 SHARES (SEE ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

(1) Because MEDICOR is a party to the Termination and Voting Agreement (as defined herein), MEDICOR may be deemed to own an additional 23,675,558 shares of Issuer Common Stock which are owned by the other parties to the Termination and Voting Agreement. However, MEDICOR disclaims beneficial ownership of such shares.

                              (Page 2 of 11 Pages)

                                  SCHEDULE 13D


ITEM 1.        SECURITY AND ISSUER

      This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Westport Resources Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1670 Broadway Street, Suite 2800, Denver, Colorado 80202.


ITEM 2.        IDENTITY AND BACKGROUND

      This Schedule 13D is being filed by MEDICOR Foundation, a Liechtenstein foundation ("MEDICOR"). MEDICOR Foundation is a charitable organization that supports the establishment, maintenance, and furtherance of medical, educational, humanitarian and cultural organizations, institutions, and other entities. The address of MEDICOR's principal office is c/o Jura Trust AG,
Mitteldorf 1, Postfach 838, FL-9490 Vaduz, Liechtenstein. All voting decisions with respect to the shares of the Issuer are made by the MEDICOR Foundation Council. The MEDICOR Foundation Council consists of Ursula Haas, Prince Eugen von Liechtenstein, Anton M. Lotzer, Albin A. Johann, Hommy Khosrowpanah and Hans Gassner. Ms. Haas is the President of MEDICOR, Prince Eugen von Liechtenstein is the Vice-President of MEDICOR, and Mr. Johann is the Secretary of MEDICOR. Each member of the MEDICOR Foundation Council and each of the President, Vice-President and Secretary of MEDICOR disclaims beneficial ownership of the shares of the Issuer held by MEDICOR. The address of Ms. Haas, Prince Eugen von Liechtenstein, and Messrs. Lotzer, Johann, Khosrowpanah and Gassner is c/o MEDICOR Foundation, c/o Jura Trust AG, Mitteldorf 1, Postfach 838, FL-9490 Vaduz, Liechtenstein. Each of Mrs. Haas and Mr. Khosrowpanah are British citizens. Each of Prince Eugen von Liechtenstein and Messrs. Lotzer and Gassner are citizens of the Principality of Liechtenstein. Mr. Johann is a citizen of Switzerland.

      Neither MEDICOR, any member of its Foundation Council, nor its President, Vice-President or Secretary, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The shares of Common Stock to which this statement on Schedule 13D relates were acquired by means other than purchase. The method of acquisition is described in Item 4 below.


                              (Page 3 of 11 Pages)

ITEM 4.        PURPOSE OF THE TRANSACTION

      On February 14, 2003, MEDICOR acquired 11,000,000 shares of Common Stock of the Issuer by gift from Westport Energy LLC pursuant to that certain Contribution Agreement dated as of February 14, 2003 among Westport Investments Limited, Westport Energy LLC and MEDICOR (the "Contribution Agreement"). Pursuant to the Contribution Agreement, MEDICOR used the gifted shares of Common Stock for charitable purposes in accordance with its Formation Deed and Articles.

      The Issuer, ERI Investments, Inc. ("ERI"), Westport Energy LLC ("WELLC"), MEDICOR and certain other stockholders of the Issuer (the "Belfer Group") entered into the Third Amended and Restated Shareholders Agreement, dated as of February 14, 2003 (the "Shareholders Agreement"), in order to admit MEDICOR and certain transferees of the Belfer Group to the agreement. Pursuant to the Shareholders Agreement, among other things, WELLC, MEDICOR, ERI and the Belfer Group agreed to vote shares of the Issuer owned and controlled by them in a manner prescribed in the Shareholders Agreement to determine the composition of the board of directors of the Issuer. The Shareholders Agreement requires supermajority approval of the Issuer's board of directors for actions of Issuer and its subsidiaries involving (i) the issuance of additional shares of Issuer Common Stock (with some exceptions), (ii) the incurrence of a certain level of debt, and (iii) certain sale transactions. The Shareholders Agreement also contained provisions imposing restrictions, subject to certain conditions, on the right of each of WELLC, MEDICOR, ERI and the Belfer Group to (i) acquire beneficial ownership of any additional securities or debt instruments of the Issuer and its subsidiaries, or (ii) form a group (as such term is defined in Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended) for such purpose, without the consent of the other parties to the Shareholders Agreement. In addition, pursuant to the Shareholders Agreement, WELLC, MEDICOR, ERI and the Belfer Group were granted certain registration rights. Each of WELLC, MEDICOR, ERI and the Belfer Group received unlimited piggyback registration rights. ERI, MEDICOR and WELLC were granted three demand registration rights and the Belfer Group was granted two demand registration rights. In connection with registration rights received under the Shareholders Agreement, each of WELLC, MEDICOR, ERI and the Belfer Group agreed to enter into holdback agreements if requested by the underwriters in underwritten offerings. The Shareholders Agreement became effective as of February 14, 2003, the date of the transfer of shares of Issuer Common Stock by WELLC to MEDICOR.

      In connection with the transfer by WELLC to MEDICOR of 11,000,000 shares of Issuer Common Stock and the execution of the Shareholders Agreement, Westport Investments Limited and MEDICOR entered into a letter agreement dated February 14, 2003 (the "Letter Agreement"), which set forth the agreement of Westport Investments Limited, acting in its capacity as managing member of WELLC, and MEDICOR with respect to the voting of their shares of Issuer Common Stock in connection with the election of members of the Board of Directors of the Issuer and certain other matters. So long as WELLC and MEDICOR have the right to designate three (3) directors of the Issuer under the Shareholders Agreement, Westport Investments Limited shall have the right to designate one (1) of the directors, and MEDICOR shall have the right to designate the other two (2) directors. If WELLC and MEDICOR have the right to designate one (1) or two (2) directors of the Issuer under the Shareholders Agreement, MEDICOR shall have the right to designate such director or directors. For administrative



                              (Page 4 of 11 Pages)
purposes, Westport Investments Limited also granted MEDICOR the power to vote WELLC's shares for purposes of electing the directors. With respect to other matters which required the approval of the shareholders of the Issuer under the Shareholders Agreement, MEDICOR agreed to consult with WELLC regarding such matters before providing any requested consent or approval.

      In connection with the December 2002 offering of Common Stock by the Issuer, WELLC executed a Lock-Up Letter Agreement (the "WELLC Lock-Up Agreement") whereby WELLC agreed not to sell or transfer shares of Issuer Common Stock for a ninety (90) day period. As set forth in that certain letter dated February 14, 2003 from Lehman Brothers Inc. to WELLC (the "Lehman Letter"), Lehman Brothers Inc., one of the principal underwriters of the Issuer's offering, consented to the gift of the Issuer Common Stock by WELLC to MEDICOR, but WELLC remains bound by the WELLC Lock-Up Agreement as to the remaining shares of Issuer Common Stock held by WELLC. In connection with the gift, MEDICOR entered into a letter agreement with Lehman Brothers Inc. whereby MEDICOR agreed to be bound by the terms of such WELLC Lock-Up Agreement for the remainder of the term thereof (the "MEDICOR Lock-up Agreement").

      On October 1, 2003, WELLC, MEDICOR, ERI and the Belfer Group: (i) entered into the Termination and Voting Agreement, dated as of October 1, 2003 (the "Termination and Voting Agreement"), which terminated the New Shareholders Agreement in its entirety; (ii) entered into the Registration Rights Agreement, dated as of October 1, 2003, by and among Issuer, ERI, WELLC, MEDICOR and certain other shareholders named therein (the "Registration Rights Agreement") and (iii) agreed to reduce by one director each their respective representation on the board of directors. Pursuant to the Termination and Voting Agreement, each of WELLC, MEDICOR, ERI and the Belfer Group (i) may designate one nominee for board membership to be elected at the 2004 Annual Meeting of the Issuer's shareholders (the "2004 Annual Meeting") and (ii) is obligated to vote for each of WELLC, MEDICOR, ERI and the Belfer Group's respective nominees. In addition, one representative of each of WELLC, MEDICOR, ERI and the Belfer Group resigned, effective October 1, 2003 (MEDICOR'S Robert Haas; ERI's Murry Gerber; Belfer Group's Robert Belfer), and three independent directors were appointed to the board. Except for certain rights of WELLC, MEDICOR, ERI and the Belfer Group set forth therein and described below, the voting agreement will terminate following the 2004 Annual Meeting.

      The removal rights of each of WELLC, MEDICOR, ERI and the Belfer Group consist of the right to (i) replace, prior to the 2004 Annual Meeting, any board nominee which that party originally nominated with a substitute nominee, upon notice to the Issuer and the other major shareholders; (ii) cause the other major shareholders to vote in favor of the removal of a major shareholder's designee, if so requested by such major shareholder; and (iii) designate a replacement for the director that such party nominated in accordance with the Termination and Voting Agreement, upon the death, resignation, retirement, disqualification or removal from office of such director.

      In additon, so long as each of WELLC, MEDICOR, ERI and the Belfer Group shall have the ability to nominate a director under the Termination and Voting Agreement or such a party's director nominated thereunder continues to serve on the board, and provided such party continues to own shares of Common Stock, WELLC, MEDICOR, ERI and the Belfer Group


                              (Page 5 of 11 Pages)
shall have the right, to designate two (2) observer representatives, who shall:
(i) receive advance notice of and attend each board meeting and meetings of the committees thereof, either in person or by telephone, and in the case of a meeting by written consent, receive written notice of the proposed action prior to the effective date of such consent; (ii) receive all information provided to board members in connection with the meetings; and (iii) be reimbursed by the Issuer for all reasonable expenses incurred by the representatives in attending such meetings.

      Furthermore, WELLC, MEDICOR, ERI and the Belfer Group were granted certain registration rights pursuant to the Registration Rights Agreement. Each of WELLC, MEDICOR, ERI and the Belfer Group received unlimited piggyback registration rights. ERI, MEDICOR and WELLC were granted three demand registration rights and the Belfer Group was granted two demand registration rights. The registration rights are comparable to those contained in the terminated Shareholders Agreement.

      The descriptions of the Shareholders Agreement, the Contribution Agreement, the Letter Agreement, the WELLC Lock-Up Agreement, the Lehman Letter, the MEDICOR Lock-Up Agreement, the Termination and Voting Agreement and the Registration Rights Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are attached hereto as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, Exhibit 10.6,
Exhibit 10.7 and Exhibit 10.8 respectively.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

      (a) The aggregate number of shares of Issuer Common Stock of which MEDICOR may be deemed to be the beneficial owner is 11,000,000 shares. Such 11,000,000 shares represent 16% of the shares of Issuer Common Stock deemed to be outstanding as of October 1, 2003. Each member of the Foundation Council and each of the President, Vice-President and Secretary of MEDICOR disclaims beneficial ownership of the Issuer Common Stock held by MEDICOR.

      (b) MEDICOR has the sole power to vote or dispose of 11,000,000 shares of Issuer Common Stock. Neither the members of the Foundation Council nor the President, Vice-President or Secretary of MEDICOR have the sole power, or shared power, to vote or dispose of the shares of Issuer Common Stock held by MEDICOR.

      Because MEDICOR is a party to the Termination and Voting Agreement (as defined herein), MEDICOR may be deemed to own an additional 23,675,558 shares of Issuer Common Stock which are owned by the other parties to the Shareholders Agreement. However, MEDICOR disclaims beneficial ownership of such shares.

      (c) Other than as contemplated by the Termination and Voting Agreement and the Registration Rights Agreement, neither MEDICOR, any member of its Foundation Council, nor its President, Vice-President or Secretary has effected any transactions in Issuer Common Stock during the past sixty (60) days.

      (d) Not applicable.

                              (Page 6 of 11 Pages)

      (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

      MEDICOR has no contracts, arrangements, understandings or relationships (legal or otherwise) between itself and any other person with respect to any securities of the Issuer other than those described in Item 4 hereof or below:

      (a) Contribution Agreement dated as of February 14, 2003, among Westport Energy LLC, Westport Investments Limited and MEDICOR Foundation (incorporated by reference from Exhibit 10.2 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

      (b) Letter Agreement dated February 14, 2003 between Westport Investments Limited and MEDICOR Foundation (incorporated by reference from Exhibit 10.3 of
Schedule 13D filed with the Securities and Exchange Commission on February 14,
2003).

      (c) Lock-Up Letter Agreement among Westport Energy LLC, Lehman Brothers Inc., Credit Suisse First Boston Corporation and JPMorgan Securities Inc. (incorporated by reference from Exhibit 10.4 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

      (d) Letter dated February 14, 2003 from Lehman Brothers Inc. to Westport Energy LLC (incorporated by reference from Exhibit 10.5 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

      (e) Letter Agreement dated February 14, 2003 between MEDICOR Foundation and Lehman Brothers Inc. (incorporated by reference from Exhibit 10.6 of
Schedule 13D filed with the Securities and Exchange Commission on February 14,
2003).

      (f) Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).

      (g) Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).


                              (Page 7 of 11 Pages)

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

      Exhibit No. Description
      ----------  -----------

      10.1 Third Amended and Restated Shareholders Agreement dated as of February 14, 2003, among Westport Resources Corporation, ERI Investments, Inc., Westport Energy LLC, MEDICOR Foundation and certain other stockholders named therein (incorporated by reference from Exhibit 10.1 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

      10.2 Contribution Agreement dated February 14, 2003, among Westport Energy LLC, Westport Investments Limited, and MEDICOR Foundation (incorporated by reference from Exhibit 10.2 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

      10.3 Letter Agreement dated February 14, 2003 between Westport Investments Limited and MEDICOR Foundation (incorporated by reference from Exhibit 10.3 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

      10.4 Lock-Up Letter Agreement among Westport Energy LLC, Lehman Brothers Inc., Credit Suisse First Boston Corporation and JPMorgan Securities Inc (incorporated by reference from
                  Exhibit 10.4 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

      10.5 Letter dated February 14, 2003 from Lehman Brothers Inc. to Westport Energy LLC (incorporated by reference from Exhibit
                  10.5 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

      10.6 Letter Agreement dated February 14, 2003 between MEDICOR Foundation and Lehman Brothers Inc (incorporated by reference from Exhibit 10.6 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

      10.7* Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).


                              (Page 8 of 11 Pages)

      10.8* Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).


*filed herewith


                              (Page 9 of 11 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2003

                               MEDICOR FOUNDATION


                              By:   /s/  Anton M. Lotzer
                                    -------------------------------------------
                              Name:   Anton M. Lotzer
                              Title:  Member of the Board of Foundation


                              By:   /s/  Albin A. Johann
                                    --------------------------------------------
                              Name:  Albin A. Johann
                              Title: Member of the Board of Foundation/Secretary




                             (Page 10 of 11 Pages)

   EXHIBIT
   NUMBER         DESCRIPTION
   --------       ------------

   10.1 Third Amended and Restated Shareholders Agreement dated as of February 14, 2003, among Westport Resources Corporation, ERI Investments, Inc., Westport Energy LLC, MEDICOR Foundation and certain other stockholders named therein (incorporated by reference from Exhibit 10.1 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

   10.2 Contribution Agreement dated February 14, 2003, among Westport Energy LLC, Westport Investments Limited, and MEDICOR Foundation (incorporated by reference from Exhibit 10.2 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

   10.3 Letter Agreement dated February 14, 2003 between Westport Investments Limited and MEDICOR Foundation (incorporated by reference from Exhibit 10.3 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

   10.4 Lock-Up Letter Agreement among Westport Energy LLC, Lehman Brothers Inc., Credit Suisse First Boston Corporation and JPMorgan Securities Inc (incorporated by reference from
                  Exhibit 10.4 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

   10.5 Letter dated February 14, 2003 from Lehman Brothers Inc. to Westport Energy LLC (incorporated by reference from Exhibit
                  10.5 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

   10.6 Letter Agreement dated February 14, 2003 between MEDICOR Foundation and Lehman Brothers Inc (incorporated by reference from Exhibit 10.6 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

   10.7* Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).

   10.8* Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).

   *filed herewith


                             (Page 11 of 11 Pages)